Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Amendment to item 18 under Applicant Data — Page 3 to reflect that the applicant has 20 Principals who are individuals.

- Addition of one individual Principal in Schedule A: Principal / Individual Record: 20

- Amendment to the Opinion of Counsel: New Opinion of Counsel uploaded to the Attach Documents List. The Opinion of Counsel has been amended to reflect that it may be disclosed as necessary or appropriate in connection with the application for registration as a Security-based Swap Dealer.